Aqua Quest International, Inc.

719 Pent Street

Tarpon Springs, Florida 34689

(727) 743-6008

November 21, 2014

The U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sir or Madam:

Please withdraw Aqua Quest International, Inc.’s (CIK# 0001558636) S-1 filling of November 19, 2014 (File# 333-200401, Accession# 0001376474-14-000398).  Due to a clerical error, this was filed as an  S-1 instead of a DRS filing.

We are resubmitting the same as a DRS draft registration statement filing. We apologize for any inconvenience this may have caused.

Thank you for your help.

Best regards,

/s/ Robert H. Mayne, Jr.

President (Principal Executive Officer)